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                                                                    EXHIBIT 99.5


                              [BALDWIN LETTERHEAD]
                              BALDWIN NEWS RELEASE

CONTACTS: Perry Schwartz                                Wes Truesdell
          Baldwin Piano                                 The Dilenschneider Group
          (513) 576-4518                                (212) 922-0900

                           BALDWIN BOARD LIKELY TO BE
                        RE-ELECTED BY OVERWHELMING MARGIN

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         VOTE SIGNALS RESOUNDING MANDATE FOR MANAGEMENT'S STRATEGIC PLAN

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     CINCINNATI, OH, June 12, 1997 -- Preliminary indications are that shareholders of Baldwin Piano and Organ Company (NASDAQ:BPAO) have voted overwhelmingly to re-elect the company's five-member board at the company's annual meeting here today, thus soundly defeating an opposition slate proposed by Bolero Investment Group, L.P., of Newport Beach, California.

     The vote is subject to verification by independent inspectors of election. A final shareholder vote tally is expected next week.

     "The central issue here was Baldwin's ongoing strategic plan and whether Bolero's candidates, without a plan and no music industry experience, offered a viable alternative to our capable and experienced board," said Karen L. Hendricks, Baldwin chairman and CEO. "The overwhelming vote in our favor gives us a clear mandate to continue executing our strategic growth plan for Baldwin."

     Re-elected to the Baldwin board along with Ms. Hendricks were George E. Castrucci, William B. Connell, Joseph H. Head, Jr., and Roger L. Howe. "We are most gratified by today's resounding show of support from our institutional and individual shareholders," Ms. Hendricks said.


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     In her remarks to shareholders, Mrs. Hendricks talked about the company's program to lower its cost structure by improving manufacturing efficiency and better utilize human and physical assets at its four piano-making plants: "We have introduced a contemporary industrial engineering concept called synchronous manufacturing; and we are already seeing significant and measurable benefits...reduced cycle time, and reduced scrap and rework. These reduce costs and increase gross profit margins."

     Ms. Hendricks also said she was very pleased with dealer and marketplace reaction to two of the company's newest products, Baldwin's digital Pianovelle; and its proprietary acoustic piano autoplayer--the Baldwin ConcertMaster. "We believe these products will contribute significantly to the company's future success," she added.

     Baldwin's CEO said the company is studying global expansion for its acoustic piano business. "With the U.S. representing less than 20 percent of the world market, and the remainder overseas, we are developing products to appeal to these markets and have hired experienced sales representatives to explore these opportunities."

     Also at the meeting, Ms. Hendricks, in a change of pace, presented a newly-created award--the D. H. Baldwin Award, named for the company's 1862 founder--to David L. Davis who is manager of Baldwin's largest piano assembly plant in Trumann, Arkansas. Mr. Davis came to the plant in 1980 as a trainee fresh out of high school, and learned so much about piano-making in the next 14 years that, after a succession of promotions, he was named plant manager at age 31 in 1993.

     Baldwin Piano and Organ Company has manufactured and marketed keyboard musical products for 135 years and has been providing consumer financing for its investments for nearly a century. The market leader in acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

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